UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Monster Worldwide, Inc.

(Name of Subject Company)

Monster Worldwide, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

611742107

(CUSIP Number of Class of Securities)

Michael C. Miller, Esq.

Executive Vice President, General Counsel & Secretary

Monster Worldwide, Inc.

133 Boston Post Road, Building 15

Weston, Massachusetts 02493

(978) 461-8000

With copies to:

Martin Nussbaum, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036 (212) 698-3596	Derek Winokur, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036 (212) 698-3860

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1. SUBJECT COMPANY INFORMATION

(a)    Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Monster Worldwide, Inc., a Delaware corporation (the “Company,” “Monster,” “we” or “us”). The Company’s principal executive offices are located at 133 Boston Post Road, Building 15, Weston, Massachusetts 02493. The Company’s telephone number at such address is (978) 461-8000.

(b)    Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share (each, a “Share”). As of the close of business on October 14, 2016, there were 89,258,147 Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

(a)    Name and Address

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth above in “Item 1. Subject Company Information—Name and Address.”

(b)    Tender Offer

This Schedule 14D-9 relates to the cash partial tender offer by Strategic Investment Opportunities LLC, a Delaware limited liability company (“MNG Offeror”) and an affiliate of MediaNews Group, Inc., a Delaware corporation (“MNG”), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 25, 2016 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase up to 10% of the issued and outstanding Shares at a purchase price of $3.70 per Share (the “MNG Offer Price”), net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2016 (as amended or supplemented from time to time, the “MNG Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “MNG Letter of Transmittal”, together with the MNG Offer to Purchase, the “MNG Offer”).

The MNG Offer is initially scheduled to expire at 5:00 P.M., New York City time, on Wednesday, November 23, 2016, subject to extension in certain circumstances as required or permitted by the Securities and Exchange Commission (the “SEC”) or applicable law (as so extended, if applicable, the “Expiration Time”).

The MNG Offer is subject to numerous conditions, which include the following, among others:

•	The termination of the Randstad Offer (as defined below) and the Agreement and Plan of Merger (the “Randstad Merger Agreement”) with Randstad North America, Inc. (“Randstad”), a Delaware corporation and wholly-owned subsidiary of Randstad Holding nv (“Randstad Holding”), and Merlin Global Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Randstad (the “Merger Sub”), pursuant to which the Merger Sub has commenced a tender offer (the “Randstad Tender Offer”) to purchase any and all of the issued and outstanding Shares at a purchase price of $3.40 per Share at least two business days prior to the expiration of the MNG Offer.

•	There does not occur any decline in the closing price for the common stock to less than $3.00 on any day prior to the expiration of the MNG Offer.

•	The receipt of the affirmative consent of the holders of record of a majority of the Shares as of the close of business on the record date for the Consent Solicitation (defined below) in connection with all proposals in the Consent Solicitation and the successful implementation of those proposals.

•	Any required consent or approval applicable to the MNG Offer has been obtained.

•	There is no threatened, instituted or pending any action or proceeding by any government, governmental authority or agency or any other person (domestic, foreign or supranational) before any court or governmental authority or agency, domestic, foreign or supranational, (a) challenging or seeking to make illegal, to delay or otherwise, directly or indirectly, to restrain or prohibit the making of the MNG Offer or the acceptance for payment of some or all of the Shares sought by the MNG Offeror or any of its subsidiaries or affiliates, (b) seeking to obtain material damages or otherwise directly or indirectly relating to the MNG Offer, (c) seeking to impose limitations on the MNG Offeror’s ability or that of any of its subsidiaries or affiliates effectively to exercise any rights as record or beneficial owner of Shares acquired or owned by the MNG Offeror or any of its subsidiaries or affiliates, including, without limitation, the right to vote any Shares acquired or owned by the MNG Offeror or any of its subsidiaries or affiliates on all matters properly presented to the Company’s stockholders, or (d) that otherwise, in the MNG Offeror’s reasonable judgment, has or may have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations or results of operations of the Company or any of its subsidiaries or affiliates or results, or may result in a material diminution in the value of the Company’s common stock.

•	No action is taken, and no statute, rule, regulation, injunction, order or decree is proposed, enacted, enforced, promulgated, issued or deemed applicable to the MNG Offer or the acceptance for payment of the Shares by any court, government or governmental authority or agency, domestic, foreign or supranational, or of any applicable foreign statutes or regulations (as in effect as of the date of this Offer to Purchase) to the MNG Offer, that, in the MNG Offeror’s reasonable judgment, might, directly or indirectly, result in any of the consequences referred to in clauses (a) through (d) of the paragraph directly above.

•	No change occurs or is threatened (and no development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations or results of operations of the Company or any of its subsidiaries or affiliates that has or would reasonably be expected to have a material adverse effect on the Company or any of its subsidiaries or affiliates, based upon prevailing interpretations of Delaware law by the Court of Chancery of the State of Delaware.

•	There does not occur (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the business day immediately preceding the date of the MNG Offer, or any change in the general political, market, economic or financial conditions in the United States or abroad that, in the MNG Offeror’s reasonable judgment, could have a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, (c) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (d) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. or any other currency exchange rates or a suspension of, or a limitation on, the markets therefore, (e) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (f) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in the MNG Offeror’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (g) in the case of any of the foregoing existing at the time of the date of the MNG Offer, a material acceleration or worsening thereof.

•

(a) No tender or exchange offer (other than the Randstad Offer) for some or all of the Shares has been publicly proposed to be made or has been made by another person (including Randstad, the Company or any of their respective subsidiaries or affiliates), or has been publicly disclosed, and (b) no person or group (including Randstad or any of its subsidiaries or affiliates) has entered into a definitive agreement (other than the Randstad Merger Agreement) or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving the Company.

•	Neither the Company nor any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares or options to employees or directors in the ordinary course of business consistent with past practice), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of the Company, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, other than regular dividends on the Shares, (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (g) authorized, recommended, proposed, or announced its intent to enter into or entered into an agreement (other than the Randstad Merger Agreement, but otherwise including Randstad or any of its subsidiaries or affiliates) with respect to, or effected, any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, (h) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in the MNG Offeror’s reasonable judgment, has or may have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations or results of operations of the Company or any of its subsidiaries or affiliates or results or may result in a material diminution in the value of the Shares, or (i) amended, or authorized or proposed any amendment to, the Company’s certificate of incorporation or bylaws (or other similar constituent documents).

•	The Company has not made any covenant, term or condition in any instrument or agreement of the Company or any of its subsidiaries that, in the MNG Offeror’s reasonable judgment, has or may have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations or results of operations of the Company or any of its subsidiaries or affiliates or results or may result in a material diminution in the value of the Shares.

As set forth in the Schedule TO, the address of the principal executive offices of MNG and the MNG Offeror is 101 W. Colfax Avenue, Suite 1100, Denver, Colorado, 80202 and the telephone number at such principal offices is (408) 920-5999.

For the reasons described in more detail below, the board of directors of the Company (the “Company Board” or the “Board”) unanimously recommends that the Company’s stockholders reject the MNG Offer and not tender their Shares pursuant to the MNG Offer.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand and (ii) either (x) the Company or any of the Company’s executive officers, directors or affiliates or (y) MNG, MNG Offeror or any of their respective executive officers, directors or affiliates, on the other hand.

In considering the recommendation of the Board, you should be aware that the Company’s directors and executive officers have interests in the MNG Offer that are different from, or in addition to, those of its stockholders. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in making its recommendation.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Background of the MNG Offer; Reasons for the Recommendation

Our Board, working closely with management, regularly reviews Monster’s performance and prospects in light of its business and developments in the online recruitment industry. These reviews have included consideration, from time to time, with the assistance of financial and legal advisors including advice regarding our Board members’ fiduciary duties, of potential strategic transactions to enhance stockholder value, including review of potential opportunities involving the sale of Monster.

Beginning in December of 2015 and through late July of 2016, the Company fielded indications of interest from and engaged in discussions with both strategic and financial potential acquirers. For a full discussion of these discussions, please see Item 4 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, which was filed with the SEC on September 6, 2016 (as amended, the “Randstad Offer 14D-9”).

On June 16, 2016, a representative of the Company’s investor relations team had an introductory call with representatives of Alden Global Capital LLC (“Alden”) and MNG. At no point during this call did any of the representatives make reference to MNG.

On July 1, 2016, MNG acquired its initial stake in the Company, purchasing 1,000,500 Shares.

On July 22, 2016, Randstad Holding and Monster executed an exclusivity agreement, which granted Randstad Holding exclusivity through August 8, 2016.

On August 8, 2016, the Company, Randstad and Merger Sub entered into the Randstad Merger Agreement, pursuant to which the Merger Sub is to merge with and into the Company (the “Merger”) with the Company continuing as the surviving corporation. Pursuant to the Randstad Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub would commence the Randstad Tender Offer to purchase all of the Shares, at a purchase price of $3.40 per Share in cash (the “Randstad Offer Price”), net to the seller in cash, without interest, less any applicable tax withholding, and on the terms and subject to the conditions set forth in the Randstad Merger Agreement, the offer to purchase, and in the related letter of transmittal to be filed by Merger Sub and Randstad.

On August 9, 2016, the Company issued a press release announcing the execution of the Randstad Merger Agreement and its second quarter 2016 financial results, including a $124.2 million net loss from continuing operations, or $1.40 per share.

On August 18, 2016, Evercore Group L.L.C. (“Evercore”), Dechert LLP (“Dechert”) and the Company received an unsolicited indication of interest from a private equity firm (the “Subsequent PE Firm”) with an offer price of $3.60 per Share in cash to acquire the Company. Pursuant to the terms and conditions of the Randstad Merger Agreement, the Company engaged in discussions and diligence meetings with the Subsequent PE Firm.

On August 19, 2016 MNG filed a Schedule 13D with the SEC, disclosing that it had acquired 10,300,000 Shares, constituting an 11.6% stake in the Company. Also on August 19, 2016, MNG issued an open letter to stockholders with respect to the announced Randstad Tender Offer, stating its opposition to the Merger with Randstad and its intention not to tender into the announced Randstad Tender Offer, based on a belief that the Randstad Offer Price “significantly undervalues the Company.”

On August 24, 2016, the Company issued an open letter to stockholders in response to MNG’s August 19th letter, reiterating the Company’s support for the Merger with Randstad. The Company explained that MNG based its assertions on flawed and uninformed assumptions about both the Company and the online recruitment industry.

On August 29, 2016, the Subsequent PE Firm sent a letter informing representatives of Evercore that, given the results of its due diligence, it would be terminating its discussions with the Company. The letter noted, among other reasons, that the fiscal year 2016 revenue forecast is lower than Subsequent PE Firm had anticipated, EBITDA is trending lower as a result and, given the ongoing transformation of Monster, the opportunity for cost reductions at the Company is not as evident as Subsequent PE Firm had previously believed.

On September 6, 2016, pursuant to the Randstad Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub commenced its cash tender offer to purchase all of the Shares, at the Randstad Offer Price of $3.40 per Share in cash, net to the seller in cash, without interest, less any applicable tax withholding, and on the terms and subject to the conditions set forth in the Randstad Merger Agreement, the offer to purchase dated September 6, 2016 (the “Randstad Offer to Purchase”), and in the related Letter of Transmittal (the “Randstad Letter of Transmittal” which, together with the Randstad Offer to Purchase, constitute the “Randstad Offer”).

Also on September 6, 2016, pursuant to the Randstad Merger Agreement, the Company filed the Randstad Offer 14D-9. The Randstad Offer 14D-9 provided the background to the Randstad Merger Agreement and the Board’s recommendation to stockholders. The Board unanimously recommended that stockholders tender their shares into the Randstad Offer, citing, among other factors, the Randstad Offer Price, the business and financial condition of the Company, the lack of a more favorable strategic alternative, the financial analysis and opinion of Evercore and the likelihood of completion. For a full discussion of this recommendation, please see Item 4 to the Randstad Offer 14D-9.

On September 12, 2016, MNG issued another open letter to stockholders, criticizing the Company’s negotiation process with Randstad and other interested parties and reiterating its intent not to tender into the Randstad Offer.

Later on September 12, 2016, the Company issued a response to MNG’s September 12th letter, highlighting that MNG was not offering stockholders anything for their shares but was asking stockholders to reject the all-cash, premium Randstad Offer.

On September 23, 2016, Randstad Holding announced that the Randstad Offer had been extended in order to facilitate completion of the European Commission’s regulatory review and is now scheduled to expire on October 28, 2016 at 12:00 midnight, New York City time.

On September 30, 2016, MNG filed a preliminary consent solicitation statement with the SEC. MNG presented four proposals, for which it was seeking stockholder consent: (i) to repeal any amendment to the bylaws of the Company made after the bylaws had previously been filed with the SEC; (ii) to remove all directors from the Board; (iii) to amend the bylaws of the Company to fix the size of the Board as seven directors; and (iv) to elect a slate of seven directors named in the consent solicitation statement (the “Consent Solicitation”).

Later on September 30, 2016, the Company issued a press release reiterating its support for the Randstad Offer and denouncing the Consent Solicitation as an activist ploy to gain control of the Company without presenting a real plan or paying any consideration, in contrast to the premium represented by the Randstad Offer.

Also on September 30, 2016, Randstad Holding issued a statement that it had full confidence in the proposed Merger and believed that the Randstad Offer Price would provide value to the Company stockholders.

On October 4, 2016, the Company released a slide deck presentation summarizing the background of the Randstad Merger Agreement and potential impact on the Company should the Merger not be consummated, along with a breakdown of MNG’s assertions compared to the facts.

On October 5, 2016, MNG sent a formal request to the Secretary of the Company requesting that the Board fix a record date for the purposes of determining the Company’s stockholders who are entitled to execute, withhold or revoke consents relating to the Consent Solicitation and requested certain books and records of the Company.

On October 6, 2016, the Company announced that for the third quarter of 2016, its expected revenue from continuing operations would be in the range of $143 million to $145 million, down approximately 14% from the third quarter revenue of 2015.

On October 7, the Company filed with the SEC its preliminary consent revocation statement on Schedule 14A. The revocation statement would allow the Company to recommend that stockholders not consent to the proposals in MNG’s Consent Solicitation and provide a means by which stockholders could revoke their consent if it were already given to MNG.

Between October 12, 2016, and October 19, 2016, MNG filed three revisions to its preliminary consent solicitation statements, revising its disclosure to, among things, clarify that MNG believed that its nominees may be required, under applicable law and based on the advice of counsel, to withdraw the Board’s previous recommendation that stockholders of the Company tender their shares into the Randstad Offer and acknowledging that as a result of such change in recommendation, Randstad may be entitled to terminate the Randstad Merger Agreement and cause the Company to pay a termination fee of $9,000,000 and may be permitted to pursue a breach of contract claim for additional monetary damages (which are not subject to any contractual cap).

On October 14, 2016, the Company filed a revised preliminary consent revocation statement.

On October 17, 2016, the Company announced that MNG had requested a record date for the Consent Solicitation and that the Board had fixed October 25, 2016 as such record date.

On October 18, 2016, the Company filed its definitive consent revocation statement with the SEC.

On October 20, 2016, MNG filed its definitive consent solicitation statement with the SEC.

On October 21, 2016, the Company announced its financial results for the third quarter of 2016. Revenue from continuing operations decreased 13% year over year and net loss from continuing operations was $180.5 million, or a loss of $2.03 per share.

Also on October 21, 2016, MNG issued a press release and presentation, stating its intent to launch a partial tender offer for 10% of the Company’s Shares that would be subject to conditions, many of which were not disclosed.

Later on October 21, 2016, the Company issued a press release, cautioning stockholders to not be confused by MNG’s proposed tender offer and noting that based upon the price of the Company’s shares before the announcement of the Randstad Merger Agreement, the blended value of MNG’s Offer would be far less than the Randstad Offer Price of $3.40 per share in cash.

On October 24, 2016, the Company distributed a slide deck investor presentation, highlighting the substantial and certain cash value of the Randstad Offer and reasons to reject MNG’s Consent Solicitation and proposed partial tender offer.

On October 25, 2016, MNG Offeror commenced its cash tender offer to purchase 10% of Shares, at the MNG Offer Price of $3.70 per Share in cash, net to the seller in cash, without interest, less any applicable tax withholding, and on the terms and subject to the conditions set forth in the MNG Offer to Purchase and in the related MNG Letter of Transmittal.

On October 26, 2016, our Board held a special meeting, with members of senior management and representatives of Evercore and Dechert participating. Representatives of Dechert led the Board in a review of their fiduciary duties in connection with its consideration of the MNG Offer. The Board reviewed the history of MNG’s actions and statements, as well as the terms and conditions of the MNG Offer. The considerations taken into account by the Board are discussed in greater detail below and included discussion of the conditionality of the MNG Offer, the MNG Offer Price in light of the fact that the MNG is only a partial tender offer, the applicable terms and conditions of the Randstad Merger Agreement and the current status of the Randstad Offer. Following these discussions and after further consultation with its advisors, our Board unanimously determined that the MNG Offer was not in the best interests of the Company and our stockholders. The Board unanimously determined to recommend that our stockholders reject and not tender their Shares into the MNG Offer.

Recommendation of the Board

After careful consideration, including a thorough review of the terms and conditions of the MNG Offer in consultation with the Company’s management, legal counsel and financial advisor, at a meeting duly called and held on October 26, 2016, the members of the Board unanimously adopted resolutions recommending that stockholders should reject the MNG Offer and not tender their shares into the MNG Offer.

Reasons for Recommendation Against the MNG Offer

In reaching the conclusions and in making the recommendation described above, the Board considered, in consultation with the Company’s financial and legal advisors, numerous factors, including but not limited to those described below.

•	The MNG Offer is only a partial bid. The Board considered that the MNG Offer is a “partial bid,” meaning it is an offer to acquire less than all of the Shares – in this case only for up to 8,925,815 of the Shares of the Company, which represents approximately 11.3% of the outstanding Shares (excluding the Shares currently beneficially owned by the MNG Offeror and its affiliates). If more Shares are tendered, the Shares to be purchased under the MNG Offer would be determined on a pro rata basis (based on the number of Shares tendered by each holder). If all stockholders tendered all of their Shares into the MNG Offer (other than the MNG Offeror and its affiliates), they would only be able to sell approximately 11.3% of their Shares and would retain 88.7% of their Shares in a Company that no longer has the potential benefit of the Randstad Offer, has MNG Offeror as its largest stockholder and has MNG’s designees controlling the Board. The Board considered the interests of all of Monster’s stockholders other than the MNG Offeror in evaluating the MNG Offer, including those who would be stockholders of Monster following the MNG Offer.

•	The Board noted that this is in contrast to the Randstad Offer, which is for all of the Shares of the Company, and which the Board determined was fair to and in the best interests of the Company and the stockholders of the Company.

•	Support of the MNG Offer is Inconsistent with the Randstad Offer. The Board considered that the MNG Offer is conditioned on the prior termination of the Randstad Offer, and that support of the MNG Offer by the Board would result in the Company being required to pay Randstad a $9,000,000 termination fee and would likely subject the Company to damages for a potential willful and intentional breach of the Merger Agreement. These consequences would have an adverse effect on the value of the Monster shares that would not be acquired by the MNG Offeror.

•	The MNG Offer is Highly Conditional. The Board considered that the MNG Offer is highly conditional for the benefit of the MNG Offeror, resulting in substantial uncertainty for stockholders as to whether the MNG Offer would ever be completed. According to the MNG Offer to Purchase, the MNG Offer is subject to 10 broadly drafted conditions, many with numerous subparts, some of which are of questionable relevance to the Company and its business. All of the conditions to the MNG Offer are for the sole benefit of the MNG Offeror and its affiliates and may be asserted by the MNG Offeror in its reasonable discretion regardless of the circumstances giving rise to any such conditions. Further, certain of the conditions MNG has already conceded in its Consent Solicitation Statement may occur as a result of MNG’s own intended actions. Included in the express conditions to which the MNG Offer is subject are the following:

•	The MNG Offer is conditional on the price of the Shares not closing below $3.00 per Share on any day prior to the Expiration Date. The MNG Offer to Purchase provides that the MNG Offeror is not obligated to purchase the tendered Shares if, at any time prior to the expiration of the MNG Offer, there occurs a decline in the closing price of Monster’s common stock to less $3.00 per Share (even if just for one day). In addition, the MNG Offer is conditional upon the termination of the Randstad Offer and the Merger Agreement at least two business days prior to the expiration of the MNG Offer, and given that the last closing price of Monster’s common stock prior to the announcement of the Randstad Offer was well below such $3.00 minimum, the Board noted the substantial risk that the Share price will drop below $3.00 following such required termination. In addition, because the MNG Offeror has discretion to extend the MNG Offer, it may elect to extend the MNG Offer until the Share price drops below $3.00 so that it may avoid consummating the MNG Offer.

•	The MNG Offer is conditional on the absence of certain threatened, instituted or pending litigation. The MNG Offer to Purchase provides that the MNG Offeror is not obligated to purchase the tendered Shares if there is “threatened, instituted or pending” litigation before any court or government agency, that, among other things, challenges the MNG Offer; seeks to obtain damages related to the MNG Offer; or that otherwise, in the MNG’s Offeror’s “reasonable judgment,” has or may have “a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations or results of operations of Monster or any of its subsidiaries or affiliates or results; or may result in a material diminution in the value of Monster’s common stock.” Because the consummation of the MNG Offer is conditional on the success of MNG’s Consent Solicitation and the termination of the Merger Agreement, there is a significant risk that in connection with such termination of the Merger Agreement Randstad would bring a breach of contract claim against Monster, the MNG Offeror and/or MNG which would permit the MNG Offeror to refuse to consummate the MNG Offer. MNG itself concedes in its Consent Solicitation Statement that the intended actions of its nominees, if elected, to withdraw the Company’s recommendation of the Randstad Offer, may be litigated by Randstad as a breach of the Merger Agreement. Furthermore, the MNG Offeror, MNG or one of their respective affiliates may take actions against the Company that provokes rightful legal action by the Company against the MNG Offeror, MNG or one of their respective affiliates, which could then permit the MNG Offeror to withdraw the MNG Offer.

•	In addition, the MNG Offeror has reserved the right to make any changes to the existing conditions, which changes may make the MNG Offer subject to even greater conditionality than currently described in the MNG Offer to Purchase.

•	MNG Offeror has discretion to extend the MNG Offer indefinitely. The MNG Offer to Purchase provides that the MNG Offeror may, without Monster’s consent, subject to applicable law, extend the Offer from time to time for any reason. Accordingly, the Company’s stockholders have no assurance when, if ever, they will receive payment for Shares tendered in a timely fashion.

•	In contrast the Board noted that the all of the conditions to the Randstad offer have been satisfied, other than completion of the tender offer, and that the Randstad transaction is expected to close shortly after the tender offer expires on Friday, October 28, 2016, assuming the required number of Shares are tendered.

•	Alden Global Capital and MNG will obtain significant control of the Company and may act against the interests of the Monster stockholders as a whole. The Board also considered that, if the MNG Offer is consummated, the MNG Offeror would be the largest stockholder of the Company, owning approximately 21.5% of the Shares of the Company, and, given that the MNG Offer is conditional upon the success of the Consent Solicitation, all of the Company’s directors would also be nominees of MNG. As a result, Alden Global Capital, the activist hedge fund that controls MNG and is the owner of a competitor to Monster, would be in a position to exercise significant control of the Company with no assurance that Alden would take actions that are in the best interests of the stockholders of Monster as a whole.

The foregoing discussion of factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the MNG Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching their recommendations. In addition, individual members of the Board may have assigned different weights to different factors. However, after weighing all of the various factors, the Board made its recommendation that the Company’s stockholders reject the MNG Offer and not tender their shares pursuant to the MNG Offer by unanimous vote of the directors. In recommending such rejection, the Board also noted that, in order for the aggregate value to be realized by stockholders through the MNG Offer to be equal to the aggregate value provided in the Randstad Offer, the stock of the Company following termination of the Randstad Offer and consummation of the MNG Offer (including after taking into account payment of the $9,000,000 termination fee and any applicable damages to Randstad) would need to trade at a significant premium to the trading price at which the Shares closed on August 8, 2016, the last trading day prior to the announcement of the Randstad Offer.

Intent to Tender

As of September 30, 2016, the directors and executive officers of the Company beneficially owned 2,493,276 Shares (not including any Shares underlying unvested equity awards), representing approximately 2.8% of the outstanding Shares. To the Company’s knowledge, none of the directors and executive officers of the Company intend to tender or cause to be tendered any Shares held of record or beneficially by them into the MNG Offer (other than Shares as to which such holder does not have discretionary authority).

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Information pertaining to the retention of and fees payable to Evercore in “Item 4. The Solicitation or Recommendation—Background and Reasons for the Recommendation—Opinion of the Company’s Financial Advisor” of the Randstad Offer 14D-9 is incorporated herein by reference.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the MNG Offer and the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, except for the scheduled vesting of restricted stock units set forth below:

Name	Date of Transaction	Number of Shares	Price Per Share Valued At	Nature of Transaction
Timothy T. Yates	9/12/2016	39,393	$3.52	Vesting of 25% restricted stock units granted on 01/07/2015 less net withholding
Mark C. Stoever	9/12/2016	16,887	$3.52	Vesting of 25% restricted stock units granted on 01/07/2015 less net withholding
Timothy T. Yates	9/30/2016	39,393	$3.61	Vesting of 25% restricted stock units granted on 01/07/2015 less net withholding
Mark C. Stoever	9/30/2016	16,887	$3.61	Vesting of 25% restricted stock units granted on 01/07/2015 less net withholding

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the MNG Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the MNG Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

Appraisal Rights

Monster’s stockholders do not have appraisal rights in connection with the MNG Offer.

Certain Litigation

To the knowledge of the Company, as of October 25, 2016, there is no pending litigation against the Company in connection with the MNG Offer.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and the Company’s subsequent Quarterly Reports on Form 10-Q.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this Schedule 14D-9 regarding MNG Offeror’s partial tender offer for 10% of the common stock of Monster, MNG’s consent solicitation, Monster’s planned transaction with Randstad, the expected timetable for completing the planned transaction with Randstad, future financial and operating results, future capital structure and liquidity, benefits of the planned transaction with Randstad, general business outlook and any other statements about the future expectations, beliefs, goals, plans or prospects of the board or management of the Company include forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “forecast,” “objective,” “plan,” or “targets” and other similar expressions) are intended to identify forward-looking statements. There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of completion of the planned transaction, the ability to obtain requisite regulatory approvals, the tender of a majority of the outstanding shares of common stock of Monster, the possibility that competing offers will be made and the satisfaction or waiver of the other conditions to the consummation of the planned transaction; the potential impact of the announcement or consummation of the planned transaction on relationships, including with employees, suppliers and customers; and the other factors and financial, operational and legal risks or uncertainties described in the Company’s public filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer documents filed and to be filed by Randstad and Monster. Forward-looking statements speak only as of the date the statement was made. However, Monster will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with Monster’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

ITEM 9. EXHIBITS

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(5)(i)	Press Release of the Company Issued on October 21, 2016 Commenting on MediaNews Group’s Letter and Presentation (incorporated by reference to Exhibit 99.1 to Monster Worldwide, Inc.’s Current Report on Form 8-K filed on October 21, 2016).

(a)(5)(ii)	Company Investor Presentation, Dated October 24, 2016 (incorporated by reference to Exhibit 99.1 to Monster Worldwide, Inc.’s Current Report on Form 8-K filed on October 24, 2016).

(a)(5)(iii)	Press Release of the Company Issued on October 26, 2016 (filed herewith).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

MONSTER WORLDWIDE, INC.

By:	/s/ Michael C. Miller
Name:	Michael C. Miller
Title:	Executive Vice President, General Counsel and Secretary

Dated: October 26, 2016